21st August, 2006

Dear Shareholder

A General Meeting will be held in Perth, Australia at 3:00pm WST on 19 September 2006 to consider two resolutions as outlined in the accompanying Notice of Meeting (the Notice).

Background

The resolutions relate to the ratification of the recently announced renegotiation of Convertible Notes held by Sandell/Castlerigg (involving the issue of additional Warrants) and the approval for the issue to Navigator of New Subordinated Convertible Notes and New Warrants.

These fund raising initiatives are critical to strengthening your Company's financial position to allow it to focus on completing various late stage clinical trials in order to move the Company toward commercialization of its research and development. Accordingly, I request that you support these initiatives by approving the resolutions set out in the Notice.

Terms of New and Amended Fundraisings

A significant benefit of the renegotiated terms for the arrangements already in place (but which the Company would like you to ratify) with Sandell/Castlerigg is the removal of restrictions previously placed on the Company by the Note Holder on raising future capital. The renegotiated terms also provide for a 60 day extension for the registration statement relating to the Convertible Note to be declared ‘effective’ by the SEC. This registration statement is expected to become ‘effective’ imminently. In consideration of these concessions by Sandell/Castlerigg, the Company has agreed to issue to it additional Warrants in respect of American Depository Shares (ADSs) and make various changes to the terms of the Convertible Note, as set out in the explanatory memorandum accompanying the Notice.

The lifting of the capital raising restrictions has enabled the Company to enter into an agreement with Navigator to issue US$6,500,000 in New Subordinated Convertible Notes and New Warrants in respect of ADSs. If this issue is approved by Shareholders, these funds will be directed towards the funding of our late stage clinical trials and general operating expenses.

Directors' Recommendation

The Company is making operational changes to bring about significant cost savings to make more efficient use of our resources. Focus is being shifted from research and development to completion of late stage clinical trials and subsequent expected commercial returns.

I encourage you to vote in favour of both resolutions as outlined in the attached Notice. The amendments to the existing Convertible Note (and the issue of the additional Warrants as part of these amendments) have already occurred as they did not require shareholder approval. However, should the resolution to approve this transaction not be ratified by shareholders, the Company will not be able to issue any additional securities, without first obtaining shareholder approval, for a 12 month period due to ASX Listing Rule 7.1. This will reduce the Company's flexibility to raise further funds as and when the need may arise, and will consequently increase the time taken to raise new capital and potentially the cost of raising any new funds.

Your Directors believe that the resolutions set out in the Notice, and described in the Explanatory Note, are in the best interests of both the Company and the shareholders, and unanimously recommend that you vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

The Company’s Annual General Meeting will be held in Perth, Australia at a date to be confirmed in November 2006. A full update on the Company’s progress and planned activities will be announced at that time.

Yours sincerely

Dr Roger Brimblecombe PhD, DSc, FRCPath, FIBiol
Chief Executive Officer and Executive Chairman

NOTICE OF EXTRAORDINARY GENERAL MEETING,
EXPLANATORY MEMORANDUM
AND PROXY FORM

Date of Meeting:
19 September 2006

Time of Meeting:
3:00pm

Place of Meeting:
Level 2, QV1 Building
250 St George’s Terrace
Perth WA 6000

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the shareholders of pSivida Limited (pSivida or Company) will be held at Level 2, QV1 Building, 250 St George’s Terrace Perth WA 6000 on 19 September 2006 at 3:00 pm (Western Standard Time).

In accordance with Regulation 7.11.37 of the Corporations Act 2001, the directors have determined that, for the purpose of voting at the meeting, members are those persons who are the registered holders of Shares at 1:00 pm (Eastern Standard Time) on 18 September 2006.

A number of defined terms are used in this Notice of Meeting and Explanatory Memorandum. These terms are defined in paragraph 5 of the Explanatory Memorandum.

BUSINESS
Resolution 1 - Ratification of Issue of Additional Warrants in respect of American Depositary Shares and ratification of amendments to the terms of the Notes

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, the Company ratifies:

(a)	the issue of Additional Warrants in respect of American Depositary Shares; and

(b)	the amendment to the terms of the Notes,

in each case on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

Resolution 2 - Approval of the Issue of US$6,500,000 in Subordinated Convertible New Notes and New Warrants in respect of 2,925,000 American Depositary Shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, the Company approves the issue of:

(a)	US$6,500,000 in Subordinated Convertible New Notes; and

(b)	New Warrants in respect of 2,925,000 American Depositary Shares,

in each case on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

By order of the Board

Aaron Finlay
Company Secretary

21stAugust, 2006

NOTES

The accompanying Explanatory Memorandum forms part of this Notice of Extraordinary General Meeting and should be read in conjunction with it. Terms defined in the Explanatory Memorandum have the same meaning where used in this Notice of Extraordinary General Meeting.

Voting exclusion statements

The Company will disregard any votes cast on the resolutions by the following persons:

Resolution	Persons
1 Ratification of issue of Additional Warrantsand amendments to the terms of theNotes	Any person who participated in the issue and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associates of those persons.
2 Approval of Issue of New Notes and New Warrants

  Any person who may participate in
  the proposed issue and any person
  who may obtain a benefit (except a
  benefit solely in the capacity of a
  holder of ordinary securities) and any
  associates of those persons.

Unless

•	The vote is cast as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form specifying how the proxy is to vote; or

•	The vote is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Use of Technology

It is proposed that the Chairman of the Company, Roger Brimblecombe, will chair the Meeting from the United Kingdom using video conference technology.

EXPLANATORY MEMORANDUM

EXPLANATORY MEMORANDUM

1.	Resolution 1 - Ratification of the Issue of Additional Warrants in respect of American Depositary Shares and ratification of the amendments to the terms of the Notes

Resolution 1 seeks shareholder ratification for the issue of Additional Warrants in respect of American Depositary Shares (ADSs) to Castlerigg Master Investments Ltd. (Investor), and ratification of amendments to the Notes already held by the Investor.

Each ADS represents 10 Shares.

1.1	Overview - issue of Additional Warrants

Shareholder approval was obtained on 15 November 2005 for the issue to the Investor of:

1.	subordinated convertible notes in the principal amount of US$15 million (Notes); and

2.	warrants in respect of 633,803 ADSs (Existing Warrants).

The total amount raised by the issue of the Notes and Existing Warrants pursuant to the shareholder approval obtained on 15 November 2005 was US$15 million.

Under the provisions of the Notes and in connection with the Registration Rights Agreement (an agreement entered into by the Company and Investor contemporaneously with the Notes and Existing Warrants), the Company was required to obtain the effectiveness of a registration statement under the US Securities Act 1933 (1933 Act) on or prior to 14 July 2006 (Registration Deadline). The purpose of the registration statement is to register, pursuant to the 1933 Act, the re-sale of those Shares in the United States, thus permitting their sale on the NASDAQ Global Market.

1.2	Amendment Agreement

Once the Company determined that it would be unable to meet the Registration Deadline, it agreed with the Investor on an extension of the Registration Deadline. As announced to ASX on 17 July 2006, on that date the Company and the Investor entered into the Amendment Agreement pursuant to which the Investor agreed to extend the Registration Deadline to 15 September 2006 with respect to the Company's obligation to obtain the effectiveness of the registration statement. In consideration for the extension of the Registration Deadline by the Investor it was agreed that:

1.	the Company would redeem US$2.5 million of the US$15 million principal amount of the Notes in exchange for a payment to the Investor of US$3.5 million;

2.	the Company will also pay to the holder of the Notes:

a)	all accrued and unpaid interest on the Notes;

b)	any outstanding registration delay payments including any accrued and unpaid interest thereon, owed by the Company to the holder of the Notes; and

c)	the holder’s expenses associated with the amendments;

3.
the Company would restate the terms of the Notes (see ASX announcement dated 17 July 2006). The restated terms of the Notes are set out in this Explanatory Memorandum in relation to paragraph (b) of Resolution 1 (see below), and include the Company’s future obligation to issue Series B Warrants (Series B Warrants) to the Investor upon certain redemptions of principal by the Company at the election of the Company under the Notes; and

4.	the Company would issue further warrants (Series A Warrants) to the Investor which will be exercisable to subscribe for ADSs as set out below.

EXPLANATORY MEMORANDUM

1.3	Ratification sought

Ratification of the agreement to issue the Additional Warrants is sought for the purposes of Listing Rule 7.4 because a company listed on the ASX cannot issue or agree to issue securities equal to more than 15% of the company's issued share capital in any 12 month period without obtaining shareholder approval.

1.4	Series A Warrants

The Series A Warrants:

•	represent 5,700,000 ADSs;

•	have a US$1.80 per ADS exercise price.

1.5	Series B Warrants

The Series B Warrants:

•
will be issued by the Company only in the event that the Company redeems all or a portion of the outstanding principal amount of the Notes, either in connection with an optional redemption by the Company or a sale by the Company of assets constituting security for the Notes (see paragraph 2.3 of this Explanatory Memorandum under the heading "Security");

•
the number of ADSs subject to any Series B Warrant will be 30% of the amount being redeemed divided by the then applicable conversion price. Because the conversion price of the Notes is subject to adjustment, the maximum number of Shares issued under the Series B Warrants is not possible to state at the date of the Notice of Meeting. However based on the new conversion price of US$2.00 and the new principal of US$12.5 million (refer to paragraph 1.2 above) the Holder would be entitled to receive 1,875,000 Series B Warrants;

•	will have an exercise price of the lower of:

1.	75% of the lower of:

a)	the arithmetic average of the weighted average price of the ADSs during the 20 consecutive trading days prior to issue;

b)	the arithmetic average of the weighted average price of the ADSs during the first 3 consecutive trading days beginning 20 trading days prior to issue; and

c)	the arithmetic average of the weighted average price of the ADSs during the last 3 consecutive trading days prior to issue; and

2.	the then applicable conversion price.

1.6	Terms of the Series A Warrants and Series B Warrants (Additional Warrants)

•	The Additional Warrants are freely transferable, but the Company does not intend to apply for quotation of the Additional Warrants on ASX, NASDAQ or any other exchange.

•
The Shares to be issued on the exercise of a Additional Warrant will rank equally in all respects with the Company's then existing Shares. The Company must apply for quotation of such Shares on ASX and such Shares are to be represented by ADSs.

•	The Additional Warrants constitute transferable options to acquire ADSs at any time on or before the fifth anniversary of the issue of the Additional Warrants.

EXPLANATORY MEMORANDUM

•
There is a limit of 4.99% in respect of the holder of the Additional Warrants and its affiliates’ beneficial ownership in Shares, which may prevent the holder from exercise of part of the Additional Warrant (this limit may be changed by the holder of the Additional Warrants but cannot exceed 9.99%).

•	The exercise price may be adjusted in accordance with a formula which is substantially the same as the formula contained in ASX Listing Rule 6.22.2, if there is a pro rata issue to holders of Shares.

•	Subject to the Listing Rules, other adjustments may be made upon a bonus issue to holders of Shares or the reorganisation of the capital of the Company.

•
If there is a fundamental transaction (such as a transaction which involves a change in control of the Company or a transfer of substantially all of its assets) the Company will use its best endeavours to procure that the successor entity assumes all of the obligations of the Company under the Additional Warrants.

•
The Investor has agreed not to transfer or dispose of any ADSs or any Shares underlying any such securities within 12 months after the relevant date of issue to an Australian resident or person within Australia, unless:

a)
the disposal does not require a disclosure document under Chapter 6 of the Corporations Act (and the transferee has given the Investor a binding undertaking on the terms outlined in this paragraph); or,

b)
in the case of ADSs issued upon exercise of an Additional Warrant, a Registration Statement is not available for resale of such ADSs. In this case the Company will issue a "cleansing statement" in accordance with section 708A(5) of the Corporations Act.

1.7	Use of funds

The issue of the Series A Warrants and the Series B Warrants will not raise any additional funds for the Company. Funds received from the exercise of the Series A Warrants and the Series B Warrants will be used for the Company's general working capital requirements.

1.8	Terms of the Existing Warrants

The terms of the Existing Warrants have not changed and they continue to have an exercise price of US$7.20 per ADS (representing US$0.72 per Share).

1.9	Overview - amendments to the Notes

As set out above in this Explanatory Memorandum to paragraph (a) of Resolution 1, as part of the consideration for the Investor extending the Registration Deadline to 15 September 2006, the Company agreed to amend some of the terms of the Notes (see ASX announcement dated 17 July 2006).

1.10	Ratification sought

Ratification of the amendments to the Notes is not strictly required under ASX's Listing Rules. However, the Company considered it appropriate to put the matter to Shareholders for ratification as part of the overall arrangements with the Investor.

1.11	Terms of the Notes (as amended)

A copy of the Notes as amended has been lodged with the US Securities and Exchange Commission and the full text of the Notes are available on their website at www.sec.gov. A short summary of the terms of the Notes as amended follows:

• Each Note has a face value of US$1.00.

EXPLANATORY MEMORANDUM

•
The Notes may be converted by the holder into Shares (represented by ADSs) at any time prior to the third anniversary of the original date of issue of the Notes. The number of Shares to be issued on conversion of the Notes is to be calculated by dividing the face value of the Notes to be converted (and any accrued but unpaid interest on those Notes) by the conversion price (rounded up to the nearest 10 Shares).

Conversion Price

•
The issue price of the Shares to be issued on conversion of the Notes is US$0.20 per Share (or US$2.00 per ADS), subject to anti-dilution adjustments relating to future share issues by the Company (described below), if any, and if on 30 April 2007 108% of the arithmetic average of the weighted average price at which the ADSs trade on NASDAQ for the 10 consecutive trading days ending on the trading day immediately preceding 30 April 2007, is less than the applicable conversion price, then the conversion price will be reset to that amount (Conversion Price).

•
The Conversion Price will be reduced to the issue price of any Shares issued in the future by the Company if that issue price is less than the then effective Conversion Price (a Dilutive Issue). For this purpose, certain issues of shares (Permitted Issues) are to be ignored, such as an issue under an employee benefit plan, on conversion of any convertible securities on issue on the date of the Note, pursuant to a merger or business or asset acquisition, or under a firm commitment underwritten offering which will raise more than US$25 million.

•
The Company cannot undertake any Dilutive Issue if the effect of the issue would be that the number of Shares which the Company would be required to issue on conversion of all remaining Notes is greater than the maximum number of Shares which the Company is permitted at that time to issue under the Listing Rules of ASX (including the 15% limit in Listing Rule 7.1).

Term

•	The Notes mature 3 years after they are issued.

•
The Notes contain certain events of default which allow the holder of the Notes to accelerate the maturity of the Notes and permit the holder of the Notes to force payment of the Note in the event of a change of control of the Company.

•	In the event that the ADSs trade at 200% of the conversion price during a specified length of time, the Company has the right to force the holder of the Notes to convert the Notes into ADSs.

Interest

•
Interest accrues on the Notes at the rate of 8.0% per annum and is to be paid quarterly in arrears. All or any part of the Interest may be paid, at the option of the Company, by the issue of Shares (represented by ADSs) or in cash. Where possible directors intend to make interest payments by the issue of Shares.

•
If any interest on the Notes is to be satisfied by the issue of Shares, the issue price of such Shares will be one tenth of 85% of the volume weighted average price at which the ADSs trade on NASDAQ on the 10 trading days before the day on which the interest is due to be paid. Accordingly, the number of Shares to be issued by way of interest on the Notes will be the number (rounded up to a multiple of 10 Shares) produced by dividing the amount of the interest by that issue price.

•
There is a cap on the amount of interest that may be satisfied by the issue of Shares on any interest payment date. That cap is essentially 15% of total value of ADSs traded on NASDAQ on the 20 trading days immediately before the day on which the interest is due to be paid. Any interest in excess of that cap must be paid in cash.

EXPLANATORY MEMORANDUM

•
During any period that there is an Event of Default in respect of the Company which has not been cured, interest accrues on the Notes at the rate of 10.0% per annum. Events of default include the Company’s failure to deliver converted ADSs within a period of 12 business days, suspension from trading for more than 5 business days or 10 business days within a 12 month period, a failure to have the Registration Statement declared effective by the US Securities and Exchange Commission, a failure to pay interest and other customary events such as bankruptcy.

Redemption of the Notes

•
Any Notes not converted by the third anniversary of their issue must be redeemed. In connection with such a redemption, the Company must repay the face value of the Notes plus any accrued but unpaid interest on the Notes in cash.

Early redemption of the Notes at the option of the holder

•	The holder of the Notes will have an option to have up to US$6.25 million of the Notes redeemed on each of 31 July 2007 and 31 January 2008.

•	If a change of control occurs in relation to the Company, the holder of any Notes may require their Notes to be redeemed.

•
If the Company sells, leases, conveys or otherwise disposes of any assets comprising part or all of the security for the Notes, the holder of the Notes may require the Company to redeem part or all of the Notes. The price payable by the Company on such a redemption is 110% of the conversion amount being redeemed. The Company will also issue to the holder of the Notes warrants, namely Series B Warrants, exercisable for a number of shares of the Company equal to:

1.	30% of the conversion amount redeemed, divided by

2.	the then applicable conversion price of the Notes.

Terms of the Series B Warrants are set out above in this Explanatory Memorandum in relation to paragraph (a) of Resolution 1.

Early redemption of the Notes at the option of the Company

•	In the event that the ADSs trade at 200% of the conversion price during a specified length of time, the Company has the right to force the holder of the Notes to convert the Notes into ADSs.

•
The Company may redeem all or any part of the Notes at any time at its option at 108% face value and the issue of Series B Warrants. The Series B Warrants will be exercisable for a number of Shares equal to:

1.	30% of the conversion amount being redeemed, divided by

2.	the then applicable conversion price.

Right to participate in other issues by the Company

•	The holder of the Notes has the right to participate in any pro rata issue of securities by the Company as if the holder had converted their Notes immediately before the record date for the issue.

Right to participate in non-cash distributions by the Company

•
The holder of the Notes is entitled to participate in any dividends paid (other than cash dividends) and distributions made by the Company to the holders of Shares or ADSs as if the holder had converted their Notes into Shares on the record date for such distribution.

EXPLANATORY MEMORANDUM

Security

•	The Notes will be secured by the Company's current royalties, subject to release of that security upon any disposition by the Company of the royalty stream.

Subordination

•
The Company's obligation to pay any amount in respect of the Notes on a winding up of the Company is subordinated to the payment of all indebtedness of the Company and its subsidiaries under any credit facility with a financial institution, subject to certain limits on the amount of such indebtedness.

Cash test

•
So long as any Notes are on issue, beginning on 30 September 2006, the Company must maintain a net cash balance equal to 30% of the remaining unamortised principal amount of the Notes on issue except after the later of:

(a)	the consummation of one or more placements in any 9 month period for which the Company receives aggregate gross proceeds equal to or greater than US$16 million; and

(b)	the effectiveness of the registration statement filed with US Securities and Exchange Commission (SEC) relating to the Notes and Warrants.

Additional covenants

•	The Notes contain various negative covenants, including limitations on the incurrence of debt and liens.

•
There is a limit of 4.99% in respect of the holder of the Notes and its affiliates’ beneficial ownership in Shares, which may prevent it from exercise of part of the Notes (this limit may be changed by the holder of the Notes but cannot exceed 9.99%).

2.	Resolution 2 - Approval of the Issue of US$6,500,000 in Subordinated Convertible New Notes and New Warrants in respect of 2,925,000 American Depositary Shares

Resolution 2 seeks shareholder approval for the issue of subordinated convertible notes convertible into ADSs and the issue of warrants exercisable for ADSs.

2.1	Overview

As set out in the ASX announcement dated 31 July 2006, the Company signed an agreement with Absolute Europe Catalyst Fund, Absolute Octane Fund and Australian IT

Investments Ltd for additional funding of US$6,500,000 by way of the issue of a new series of subordinated convertible notes (New Notes) and warrants (New Warrants).

ADSs issued upon conversion of the New Notes or exercise of the New Warrants will be registered under the US Securities Act 1933 to permit resale in the United States within 180 days from the date of the agreement.

The issue of Shares underlying the ADSs upon conversion of the New Notes and exercise of the New Warrants is subject to the passing of Resolution 3.

2.2	New Notes

A form of the New Notes is expected to be lodged with US Securities and Exchange Commission and will be available at www.sec.gov shortly after their sale. A short summary of the terms of the New Notes follows:

EXPLANATORY MEMORANDUM

•	Each of the New Notes will have a face value of US$1.00.

•	The New Notes may be converted by the holder into Shares (represented by ADSs) at any time prior to the third anniversary of the date of issue of the New Notes.

•
The number of Shares to be issued on conversion of the New Notes is to be calculated by dividing the face value of the New Notes to be converted (and any accrued but unpaid interest on those Notes) by the conversion price of the Shares (rounded up to the nearest 10 Shares).

Conversion Price

•
The issue price of the Shares to be issued on conversion of the New Notes is US$0.20 per Share (or US$2.00 per ADS), subject to anti-dilution adjustments relating to any future share issues by the Company (described below). If on 30 April 2007, 108% of the arithmetic average of the weighted average price at which the ADSs trade on NASDAQ for the 10 consecutive trading days ending on the trading day immediately preceding 30 April 2007 is less than the applicable conversion price, the issue price will be reset to the market price (Conversion Price).

•
The Conversion Price will be reduced to the issue price of any shares issued in the future by the Company for an issue price less than the then effective Conversion Price (a Dilutive Issue). For this purpose, certain issues of shares (Permitted Issues) are to be ignored, such as an issue under an employee benefit plan, on conversion of any convertible securities on issue on the date of the New Notes, pursuant to a merger or business or asset acquisition, or under a firm commitment underwritten offering which will raise more than US$25 million.

•
The Company cannot undertake any Dilutive Issue if the effect of the issue would be that the number of Shares which the Company would be required to issue on conversion of all remaining Notes is greater than the maximum number of Shares which the Company is permitted at that time to issue under the Listing Rules of ASX (including the 15% limit in Listing Rule 7.1).

Term

•	The New Notes mature 3 years after they are issued.

•
The New Notes contain certain events of default which allow the holder of the Notes to accelerate the maturity of the New Notes and permit the holder of the New Notes to force payment of the New Notes in the event of a change of control of the Company.

•
The Company has the right, in certain specified circumstances, to force the holder of the Notes to convert the New Notes into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period.

Interest

•
Interest accrues on the Notes at the rate of 8.0% per annum and is to be paid quarterly in arrears. All or any part of the Interest may be paid, at the option of the Company, by the issue of Shares (represented by ADSs) or in cash. Where possible directors intend to make interest payments by the issue of Shares.

•
If any interest on the New Notes is to be satisfied by the issue of Shares, the issue price of such Shares will be one tenth of 85% of the volume weighted average price at which the ADSs trade on NASDAQ on the 10 trading days before the day on which the interest is due to be paid. Accordingly, the number of Shares to be issued by way of interest on the New Notes will be the number (rounded up to a multiple of 10 Shares) produced by dividing the amount of the interest by that issue price.

EXPLANATORY MEMORANDUM

•
There is a cap on the amount of interest that may be satisfied by the issue of Shares on any interest payment date. That cap is essentially 15% of total value of ADSs traded on NASDAQ on the 20 trading days immediately before the day on which the interest is due to be paid. Any interest in excess of that cap must be paid in cash.

•	During any period that there is an Event of Default in respect of the Company which has not been cured, interest accrues on the New Notes at the rate of 10.0% per annum.

Redemption of the Notes

•
Any New Notes not converted by the third anniversary of their issue must be redeemed. On redemption the Company must repay the face value of the New Notes plus any accrued but unpaid interest on the New Notes.

Early redemption of the Notes at the option of the holder

•
If one tenth of the volume weighted average price at which ADSs trade on NASDAQ over the 10 trading days immediately preceding 14 August 2008 and 14 February 2009 (in each case, assuming that the existing Notes are repaid) is less than the Conversion Price on the respective date, the holders of New Notes may require the Company to redeem up to US$3,250,000 of their New Notes by delivering a notice to the Company within 10 business days of that date.

•	If a change of control occurs in relation to the Company, the holder of any New Notes may require their New Notes to be redeemed.

Early redemption of the Notes at the option of the Company

•
If at any time after 60 days following the effectiveness of the registration statement, the daily volume weighted average price at which ADSs trade on NASDAQ is more than 20 times the Conversion Price (expressed on a per share basis, or 2 times the conversion price expressed on a per ADS basis) on 20 days out of 25 consecutive days, the Company has the right to redeem all or some of the New Notes.

•	The Company may redeem all or any part of the New Notes at any time at its option at 108% of face value.

Additional covenants

•	The New Notes contain various negative covenants, including limitations on the incurrence of debt and liens.

•
There is a limit of 4.99% in respect of the holders of the New Notes and their affiliates’ beneficial ownership in Shares, which may prevent the holders of the New Notes from exercising of part of the New Notes (this limit may be changed by the holders of the New Notes but cannot exceed 9.99%).

2.3	New Warrants

•	The New Warrants:

(i)	are exercisable to purchase 2,925,000 ADSs; and

(ii)	have a US$2.00 per ADS exercise price.

•	The New Warrants constitute transferable options to acquire ADSs at any time on or before the fifth anniversary of the issue of the New Warrants.

•	The New Warrants are freely transferable, but the Company does not intend to apply for quotation of the New Warrants on ASX, NASDAQ or any other exchange.

EXPLANATORY MEMORANDUM

•
The Shares to be issued on the exercise of an New Warrant will rank equally in all respects with the Company's then existing Shares. The Company must apply for quotation of such Shares on ASX and such Shares are to be represented by ADSs.

•
There is a limit of 4.99% in respect of the holders of the New Warrants and their affiliates’ beneficial ownership in Shares, which may prevent the holders of the New Warrants from exercising of part of the New Warrant (this limit may be changed by the holders of the New Warrants but cannot exceed 9.99%).

•	The exercise price may be adjusted in accordance with a formula which is substantially the same as the formula contained in ASX Listing Rule 6.22.2, if there is a pro rata issue to holders of Shares.

•	Subject to the Listing Rules, other adjustments may be made upon a bonus issue to holders of Shares or the reorganisation of the capital of the Company.

•
If there is a fundamental transaction (such as a transaction which involves a change in control of the Company or a transfer of substantially all of its assets) the Company will use its best endeavours to procure that the successor entity assumes all of the obligations of the Company under the New Warrants.

•	In addition to the registration obligations under the RRA, the Company will be required, subject to certain limitations, to ensure that the Ordinary Shares are listed and tradable on the ASX.

2.4	Use of funds

The funds raised from the issue of the New Notes will be used for funding of late stage clinical trials and general operating expenses.

The issue of the New Warrants will not raise any additional funds for the Company. Funds received from the exercise of the New Warrants will be used for the Company's general working capital requirements.

3.	Board Recommendations

Subject to the qualifications below, the Board recommends that shareholders vote in favour of all of the resolutions at the Meeting.

4.	Undirected Proxies

The Chairman of the meeting intends to use any undirected proxies held by him to vote in favour of each of the resolutions at the meeting.

5.	Definitions

Additional Warrants means Series A Warrants and Series B Warrants.

ADS means American Depositary Shares (note: each of these is equivalent to 10 Shares)

ASX means Australian Stock Exchange Limited.

Board means the board of directors of the Company.

Company means pSivida Limited, ABN 78 009 232 026.

Listing Rules means the Listing Rules of ASX.

Options means options to subscribe for Shares.

Shares means fully paid ordinary shares in the Company.

Warrants means Existing Warrants, Series A Warrants and Series B Warrants.